UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41943

Amer Sports, Inc.

(Translation of registrant’s name into English)

Cricket Square, Hutchins Drive,

P.O. Box 2681

Grand Cayman, KY1-1111

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Notes Offering

On February 6, 2024, Amer Sports, Inc. (the “Company”) announced that its wholly-owned subsidiary, Amer Sports Company (the “Issuer”), launched an offering of $600 million aggregate principal amount of new senior secured notes due 2031 (the “Notes”) in a private offering that is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Company, the Issuer and certain of the Company’s other subsidiaries are seeking to enter into a new credit agreement (the “Credit Agreement”) and will incur a new $600 million USD term loan facility, a new €600 million EURO term loan facility and a new revolving credit facility, which will initially be a $710 million revolving credit facility established under the Credit Agreement, as the Company will maintain an existing $90 million bilateral credit facility, which is expected to ultimately be consolidated into a single revolving credit facility under the Credit Agreement (together, the “New Senior Secured Credit Facilities”). The offering of the Notes is subject to market and other conditions.

The Notes will be offered in the United States only to persons reasonably believed to be qualified institutional investors pursuant to Rule 144A under the Securities Act, and outside the United States to non-U.S. persons pursuant to Regulation S under the Securities Act.

The net proceeds of the New Senior Secured Credit Facilities and the offering of the Notes are expected to repay all outstanding indebtedness under the Company’s existing credit facilities, which will be terminated. Any remaining net proceeds are expected to be used for general corporate purposes.

The Company also issued a press release pursuant to Rule 135c under the Securities Act relating to the New Senior Secured Credit Facilities and the offering of the Notes. In accordance with Rule 135c(d) under the Securities Act, a copy of the press release is attached hereto as Exhibit 99.1 to this Report on Form 6-K, which is incorporated herein by reference.

The foregoing is qualified by reference to the press release that is attached as Exhibit 99.1 to this Report on Form 6-K, which is incorporated herein by reference.

Closing of the Initial Public Offering

On February 5, 2024, the initial public offering of Amer Sports, Inc. (the “IPO”) closed, raising $1.37 billion in gross proceeds, and the underwriters subsequently exercised a portion of their overallotment option to purchase additional shares, resulting in $102.4 million in additional gross proceeds on February 6, 2024. Immediately prior to the completion of the IPO, a portion of certain existing shareholder loans were cancelled in connection with certain pre-IPO recapitalization transactions. The net proceeds of the IPO were used to repay certain of the Company’s existing shareholder loans, after giving effect to such cancellation, and the additional net proceeds from the underwriters’ exercise of a portion of their overallotment option to purchase additional shares, together with cash on hand, is expected to be used to repay the outstanding borrowings under the shareholder loans.

This Report on Form 6-K and the press release attached hereto as Exhibit 99.1 do not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any offer, solicitation or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Notes will not be registered under the Securities Act or any state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws.

The information contained in this Report on Form 6-K and the press release furnished as Exhibit 99.1 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not incorporated by reference into any of the Company’s filings under the Securities Act or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in any such filing.

EXHIBIT INDEX

The following exhibits are furnished as part of this Report on Form 6-K:

Exhibit Number	Description
99.1	Press Release of Amer Sports, Inc., announcing the launch of the Notes offering and the New Senior Secured Credit Facilities, dated February 6, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Amer Sports, Inc.

By:	/s/ Andrew E. Page
Name:	Andrew E. Page
Title:	Chief Financial Officer

Date: February 6, 2024